Exhibit 99.2

IFM INVESTMNETS LIMITED
(Incorporated in the Cayman Islands with limited liability)

(the “Company”)

Form of Proxy for Adjourned Annual General Meeting
to Be Held on Thursday, September 24, 2015
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of IFM Investments Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), of the Company to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 9A5 Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China at 10:00 a.m. on Thursday, September 24, 2015 (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Adjourned Annual General Meeting (the “AGM Notice”).

Only the shareholders of the Company of record at the close of business on August 20, 2015 (the “Record Date”) are entitled to notice of and only the holders of record of Class A Ordinary Shares at the close of business on the Record Date are entitled to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Ordinary Share is entitled to one vote. The quorum of the AGM is one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about August 20, 2015.

The Class A Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands, with a copy delivered to its offices at 9A5 Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Lulu Li at 9A5 Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China as soon as possible so that it is received by the Company before 12:00 p.m. (Eastern Standard Time), on September 21, 2015.

IFM INVESTMENTS LIMITED
(Incorporated in the Cayman Islands with limited liability)

Form of Proxy for Annual General Meeting
to Be Held on Thursday, September 24, 2015
(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                           of                                                   , being the registered holder of                                          Class A ordinary share(s) 1, par value US$0.001 per share (“Class A Ordinary Shares”), of IFM Investments Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                                          of                                                                                               as my/our proxy to attend and act for me/us at the Adjourned Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 9A5 Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People's Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

The resolution as set out in Item 1 of the Notice of Adjourned Annual General Meeting receiving the audited financial statements and reports of the directors and auditors for the year ended December 31, 2013.

2a.	The resolution as set out in Item 2a of the Notice of Adjourned Annual General Meeting re-electing Harry Hang Lu as a director of the Company.
2b.	The resolution as set out in Item 2b of the Notice of Adjourned Annual General Meeting re-electing Kevin Cheng Wei as a director of the Company.

2c.	The resolution as set out in Item 2c of the Notice of Adjourned Annual General Meeting re-electing Qiang Chai as a director of the Company.

Dated , 2015	Signature(s) [4]

[1]	Please insert the number of Class A Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Class A Ordinary Shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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